UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549

				    FORM 144
			NOTICE OF PROPOSED SALE OF SECURITIES
		PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) Name of Issuer		      (b) IRS Identity No.    (c) SEC File No.
Red Lion Hotels Corp.			91-1032187		001-13957

(d) Address of Issuer	Street	       City  State Zip Code   (e) Telephone No.
201 W. NORTH RIVER DRIVE, SUITE 100    SPOKANE, WA   99201       509-459-6210

2 (a) Name of Person for Whose			(b) Relationship to
Account the Securities are to be Sold		Issuer
COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.		10% stockholder/director

(C) Address   Street		    City	State	Zip Code
1910 FAIRVIEW AVE. E., SUITE 200    SEATTLE, 	WA	 98102


INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

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3 (a)	(b) Name & Address (c) Number (d)	(e) Number  (f)	      (g)
Title   of Each Broker	   of Shares  Aggregate of Shares   Approx. Name of Each
of the   Through Whom the   or Other  Market    or Other    Date of  Securities
Class of Securities are to   Units    Value      Units	    Sale     Exchange
Secur-  be Offered or Each   To Be    (See      Outstand-   (See     (See instr.
ities	Market Maker who    Sold (See instr.    ing (See    instr.     3(g))
To Be   is Acquiring the    instr.     3(d))    instr.	    3(f))
Sold	Securities	     3(c))		3(e))      (MO.DAY YR.)
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Common Oppenheimer & Co,Inc   200,000  1,780,020  20,931,782  11/16/16	  NYSE
Stock  4717 Grand Avenue
       Suite 700
       Kansas City, MO   64112





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INSTRUCTIONS:			    3.(a) Title of the class of securities to
1.(a)  Name of issuer			   be sold
 (b) Issuer's I.R.S.		      (b) Name and address of each broker
     Identification Number		through whom the securities are intended
 (c) Issuer's S.E.C. file number,	to be sold
     if any 			    (c) Number of shares or other units to
 (d) Issuer's address, including	be sold (if debt securities, give the
     zip code		       		aggregate face amount)
 (e) Issuer's telephone number,     (d) Aggregate market value of the securities
     including area code	        to be sold as of a specified date within
				      10 days prior to the filing of this notice
2.(a) Name of person for whose	    (e) Number of shares or other units of the
      account the securities are	class outstanding, or if debt securities
      to be sold			the face amount thereof outstanding,
 (b) Such person's relationship to	as shown by the most recent report or
     the issuer or member of 		statement published by the issuer
     immediate family of any of     (f) Approximate date on which the securities
     the foregoing)			are to be sold
 (c) Such person's address,	    (g) Name of each securities exchange, if
     including zip code			any, on which the securities are
					intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB control number.					SEC 1147 (08-07)


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			TABLE I -- SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

			Nature of	Name of Person	Amount of   Date   Nature
Title of    Date you	Acquisition 	from Whom 	Securities   of	     of
the Class   Acquired	Transaction	Acquired	Acquired  Payment Payment
	    03/2010					19,615
	    05/2010					17,784
Common	    06/2010	All open	Various		28,069	   Various  Cash
Stock	    07/2010	market		brokers		10,598	   Settle-
	    08/2010	transactions			 4,100	   ment
	    08/2011					35,676	   Dates
	    09/2011					32,623
	    10/2011					14,551
	    11/2011					36,984

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

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		TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

			Title of	Date	Amount of
Name and		Securities 	of	Securities	Gross
Address of Seller	 Sold	 	Sale	Sold		Proceeds





REMARKS:



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INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been
publicly disclosed. If such person has adopted   a written trading plan or given
trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.


	November 16, 2016
	DATE OF NOTICE

	ALEXANDER WASHBURN
	(SIGNATURE)


DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,


The  notice  shall  be  signed  by  the  person  for  whose account  the
securities  are  to  be  sold.   At  least  one  copy


IF RELYING ON RULE 10B5-1	of  the  notice  shall  be  manually  signed.
Any  copies  not  manually  signed  shall  bear  typed  or  printed  signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
							SEC  1147  (02-08)